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                                                  OMB Number:          3235-0145
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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*



                              Sonic Solutions, Inc.
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                         (Title of Class of Securities)


                                   835460 10 6
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting bene- ficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the pur- pose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                                     Page 1



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----------------------------------                                        ------
CUSIP No.     835460 10 6                13G                              Page 2
----------------------------------                                        ------

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1  NAME OF REPORTING PERSON    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    Advent VI L.P.                                 51-0309893
    Advent Atlantic and Pacific II L.P.            04-3123521
    Advent New York L.P.                           04-3095408
    Advent Industrial II L.P.                      51-0314268
    TA Venture Investors L.P.                      04-3068354
--------------------------------------------------------------------------------

2  CHECK THE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /X/


                                                                        (b)  / /


--------------------------------------------------------------------------------
3  SEC USE ONLY



-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Advent VI L.P.                            Delaware
    Advent Atlantic and Pacific II L.P.       Delaware
    Advent New York L.P.                      Delaware
    Advent Industrial II L.P.                 Delaware
    TA Venture Investors L.P.                 Massachusetts
-------------------------------------------------------------------------------

                    5        SOLE VOTING POWER

                             Advent VI L.P.                           269,409
                             Advent Atlantic and Pacific II L.P.      123,383
    NUMBER OF                Advent New York L.P.                      33,678
                             Advent Industrial II L.P.                 49,242
      SHARES                 TA Venture Investors L.P.                  4,036
                    -----------------------------------------------------------

                    6        SHARED VOTING POWER
   BENEFICIALLY                                                          N/A

     OWNED BY
                    -----------------------------------------------------------

                    7        SOLE DISPOSITIVE POWER
       EACH
                             Advent VI L.P.                           269,409
                             Advent Atlantic and Pacific II L.P.      123,383
    REPORTING                Advent New York L.P.                      33,678
                             Advent Industrial II L.P.                 49,242
      PERSON                 TA Venture Investors L.P.                  4,036
                    -----------------------------------------------------------

                    8        SHARED DISPOSITIVE POWER
       WITH                                                               N/A

-------------------------------------------------------------------------------

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Advent VI L.P.                                           269,409
          Advent Atlantic and Pacific II L.P.                      123,383
          Advent New York L.P.                                      33,678
          Advent Industrial II L.P.                                 49,242
          TA Venture Investors L.P.                                  4,036
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Advent VI L.P.                                           2.53%
          Advent Atlantic and Pacific II L.P.                      1.16%
          Advent New York L.P.                                     0.32%
          Advent Industrial II L.P.                                0.46%
          TA Venture Investors L.P.                                0.04%
-------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON Each entity is a Limited Partnership

--------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!



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Attachment to Form 13G                                                   Page 3

ITEM 1 (a)        NAME OF ISSUER: Sonic Solutions, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  101 Rowland Way
                  Novato, CA  94945

ITEM 2 (a)        NAME OF PERSON FILING:
                  Advent VI L.P.
                  Advent Atlantic and Pacific II L.P.
                  Advent New York L.P.
                  Advent Industrial II L.P.
                  TA Venture Investors Limited Partnership

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  c/o TA Associates
                  125 High Street, Suite 2500
                  Boston, MA  02110

ITEM 2 (c)        CITIZENSHIP: NOT APPLICABLE

ITEM 2 (d)        TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)        CUSIP NUMBER: 835460 10 6

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4      OWNERSHIP
ITEM 4 (a)   AMOUNT BENEFICIALLY OWNED:                       COMMON STOCK
             Advent VI L.P.                                     269,409
             Advent Atlantic and Pacific II L.P.                123,383
             Advent New York L.P.                                33,678
             Advent Industrial II L.P.                           49,242
             TA Venture Investors Limited Partnership             4,036

ITEM 4 (b)   PERCENT OF CLASS                                 PERCENTAGE
             Advent VI L.P.                                       2.53%
             Advent Atlantic and Pacific II L.P.                  1.16%
             Advent New York L.P.                                 0.32%
             Advent Industrial II L.P.                            0.46%
             TA Venture Investors Limited Partnership             0.04%

ITEM 4 (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
             (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:    COMMON STOCK
             Advent VI L.P.                                     269,409
             Advent Atlantic and Pacific II L.P.                123,383
             Advent New York L.P.                                33,678
             Advent Industrial II L.P.                           49,242
             TA Venture Investors Limited Partnership             4,036

             (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:         N/A


             (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION: COMMON STOCK
             Advent VI L.P.                                              269,409
             Advent Atlantic and Pacific II L.P.                         123,383
             Advent New York L.P.                                         33,678
             Advent Industrial II L.P                                     49,242
             TA Venture Investors Limited Partnership                      4,036


             (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION      N/A

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not Applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This
          schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10   CERTIFICATION: Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      __________________________
                                                                 Date

                                                      __________________________
                                                               Signature

                                                      __________________________
                                                               Name/Title

AGREEMENT FOR JOINT FILING

Advent VI L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., Advent Industrial II L.P. and TA Venture Investors Limited Partnership hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Sonic Solutions, Inc.

Dated:

ADVENT VI L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
        Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC II L.P.
By:  TA Associates AAP II Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
        Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
        Katherine S. Cromwell, Managing Director

ADVENT INDUSTRIAL II L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
        Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
        Katherine S. Cromwell, General Partner